UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 17)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 2 of 20 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,308,250 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,310,000 shares of Class A Common Stock and 36,679,790 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 1,308,250 shares of Class A Common Stock and 48,087,075 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,618,250 shares of Class A Common Stock and 48,087,075 shares of Class B Common Stock (1)(5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 50.3% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999 (the “Dolby Administrative Trust”) and (ii) 1,308,150 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund (the “Dolby Family Fund”). Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust. Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(3)	Consists of (i) 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). As one of three directors of the Dagmar Dolby Fund, Dagmar Dolby has shared voting power over the shares held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iv) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (v) 724,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vi) 1,125,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vii) 2,603,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (viii) 2,603,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (ix) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (x) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (xi) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Dolby Administrative Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. Dagmar Dolby, as the Trustee of the Dolby Administrative Trust, has sole power to direct the voting of the shares held of record by the Dolby Administrative Trust. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, (iv) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (v) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) 724,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (vii) 1,125,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (viii) 2,603,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (ix) 2,603,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (x) 2,500,000 shares of Class B Common Stock held of record by the Family LLC, (xi) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, and (xii) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB.
(6)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(7)	The shares represented in Row 11 represent 89.9% of the total voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 68.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(8)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 3 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,674,496 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 23,674,496 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,674,496 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.5% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(10)	Consists of 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(11)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(12)	Represents 44.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(13)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 4 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 13,005,294 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 13,005,294 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 13,005,294 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 12.9% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(15)	Consists of 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.
(16)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(17)	Represents 24.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(18)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 5 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 724,436 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 724,436 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.7% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(20)	Consists of 724,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(21)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(22)	Represents 1.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(23)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 6 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,125,283 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,125,283 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.1% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(25)	Consists of 1,125,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(26)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(27)	Represents 2.1% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(28)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 7 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,603,495 shares of Class B Common Stock (29)(30)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,603,495 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(30)	Consists of 2,603,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(31)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(32)	Represents 4.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(33)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 8 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,603,171 shares of Class B Common Stock (34)(35)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,603,171 shares of Class B Common Stock (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (34)(36)(37)(38)
14.	Type of reporting person (see instructions) OO

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(35)	Consists of 2,603,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(36)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(37)	Represents 4.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(38)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 9 of 20 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (39)(40)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (39)(40)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (39)(40)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5% (39)(41)(42)(43)
14.	Type of reporting person (see instructions) OO

(39)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(40)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(41)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(42)	Represents 4.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(43)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 925,450 shares of Class B Common Stock (44)(45)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 925,450 shares of Class B Common Stock (44)(45)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9% (44)(46)(47)(48)
14.	Type of reporting person (see instructions) OO

(44)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(45)	Consists of 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(46)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(47)	Represents 1.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(48)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 11 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 925,450 shares of Class B Common Stock (49)(50)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 925,450 shares of Class B Common Stock (49)(50)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9% (49)(51)(52)(53)
14.	Type of reporting person (see instructions) OO

(49)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(50)	Consists of 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(51)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(52)	Represents 1.7% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(53)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 20 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100 shares of Class A Common Stock (54)(55)
	8.	Shared voting power None
	9.	Sole dispositive power 100 shares of Class A Common Stock (54)(55)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 100 shares of Class A Common Stock (54)(55)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (54)(56)(57)(58)
14.	Type of reporting person (see instructions) OO

(54)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(55)	Consists of 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust. Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust.
(56)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(57)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(58)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 13 of 20 Pages

1.	Names of reporting persons Ray and Dagmar Dolby Family Fund
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,308,150 shares of Class A Common Stock (59)(60)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,308,150 shares of Class A Common Stock (59)(60)
11.	Aggregate amount beneficially owned by each reporting person 1,308,150 shares of Class A Common Stock (59)(60)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (59)(61)(62)(63)
14.	Type of reporting person (see instructions) CO

(59)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(60)	Consists of 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund.
(61)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(62)	Represents 0.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(63)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 20 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,503,381 shares of Class B Common Stock (64)(65)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 5,503,381 shares of Class B Common Stock (64)(65)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.5% (64)(66)(67)(68)
14.	Type of reporting person (see instructions) IN

(64)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(65)	Consists of (i) 724,436 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 2,603,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(66)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(67)	Represents 10.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(68)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 15 of 20 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 49,627 shares of Class A Common Stock and 5,903,904 shares of Class B Common Stock (69)(70)
	8.	Shared voting power 36,679,790 shares of Class B Common Stock (69)(71)
	9.	Sole dispositive power 49,627 shares of Class A Common Stock (69)(72)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 49,627 shares of Class A Common Stock and 42,583,694 shares of Class B Common Stock (69)(70)(71)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.3% (69)(73)(74)(75)
14.	Type of reporting person (see instructions) IN

(69)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(70)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after February 11, 2016, (iii) 1,125,283 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 2,603,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 925,450 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(71)	Consists of (i) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 13,005,294 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(72)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby and (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after February 11, 2016.
(73)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(74)	Represents 79.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(75)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Page 16 of 20 Pages

Explanatory Note:

This Amendment No. 17 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, Amendment No. 14 thereto filed with the Commission on April 29, 2015, Amendment No. 15 filed with the Commission on November 2, 2015, and Amendment No. 16 filed with the Commission on December 29, 2015. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Dolby Administrative Trust (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xi) the Family LLC, (xii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, and (xiv) the Dolby Family Fund (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 5. Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The table set forth on Schedule A reflects all transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on December 24, 2015, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on February 11, 2016, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2015 Trading Plans.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed with the Commission on December 29, 2015).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Page 17 of 20 Pages

Exhibit 11:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dolby Administrative Trust (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on September 11, 2014).

Exhibit 15:	Power of Attorney – Dolby Family Fund (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed with the Commission on October 14, 2014).

Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 16, 2016.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		RAY AND DAGMAR DOLBY FAMILY FUND

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014		DOLBY FAMILY ADMINISTRATIVE TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

		*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP,
as Attorney-in-Fact

Page 19 of 20 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share of Class A Common Stock (1)
Ray Dolby 2002 Trust A	12/24/2015	900	$35.0117(2)
Ray Dolby 2002 Trust B	12/24/2015	1,100	$35.0136(3)
Ray Dolby 2011 Trust A	12/24/2015	1,801	$35.0061(4)
Ray Dolby 2011 Trust B	12/24/2015	600	$35.0267(5)
Ray Dolby 2002 Trust A	1/28/2016	10,000	$35.0000
Ray Dolby 2002 Trust B	1/28/2016	10,000	$35.0000
Ray Dolby 2011 Trust A	1/28/2016	15,000	$35.0009(6)
Ray Dolby 2011 Trust B	1/28/2016	15,000	$35.0004(7)
Ray Dolby 2002 Trust A	1/29/2016	10,000	$35.7247(8)
Ray Dolby 2002 Trust B	1/29/2016	10,000	$35.7247(9)
Ray Dolby 2011 Trust A	1/29/2016	15,000	$35.7222(10)
Ray Dolby 2011 Trust B	1/29/2016	15,000	$35.7223(11)
Ray Dolby 2002 Trust A	2/1/2016	10,000	$35.6338(12)
Ray Dolby 2002 Trust B	2/1/2016	10,000	$35.6314(13)
Ray Dolby 2011 Trust A	2/1/2016	15,000	$35.6251(14)
Ray Dolby 2011 Trust B	2/1/2016	15,000	$35.6277(15)
Ray Dolby 2002 Trust A	2/2/2016	10,000	$35.4965(16)
Ray Dolby 2002 Trust B	2/2/2016	10,000	$35.4955(17)
Ray Dolby 2011 Trust A	2/2/2016	15,000	$35.4941(18)
Ray Dolby 2011 Trust B	2/2/2016	15,000	$35.4973(19)
Ray Dolby 2002 Trust A	2/3/2016	6,414	$36.2370(20)
Ray Dolby 2002 Trust B	2/3/2016	10,000	$36.2394(21)
Ray Dolby 2011 Trust A	2/3/2016	15,000	$36.2375(22)
Ray Dolby 2011 Trust B	2/3/2016	15,000	$36.2389(23)
Ray Dolby 2002 Trust B	2/4/2016	2,340	$36.9658(24)
Ray Dolby 2011 Trust A	2/4/2016	13,001	$36.9613(25)
Ray Dolby 2011 Trust B	2/4/2016	15,000	$36.9606(26)
Ray Dolby 2011 Trust B	2/5/2016	1,423	$36.9435(27)
Ray Dolby 2011 Trust A	2/8/2016	25,000	$36.0584(28)
Ray Dolby 2011 Trust B	2/8/2016	25,000	$36.0573(29)
Ray Dolby 2011 Trust A	2/9/2016	12,430	$36.7095(30)
Ray Dolby 2011 Trust A	2/9/2016	12,570	$37.0832(31)
Ray Dolby 2011 Trust B	2/9/2016	12,282	$36.7074(32)
Ray Dolby 2011 Trust B	2/9/2016	12,718	$37.0828(33)
Ray Dolby 2011 Trust A	2/10/2016	25,000	$37.3356(34)
Ray Dolby 2011 Trust B	2/10/2016	25,000	$37.3367(35)
Ray Dolby 2011 Trust A	2/11/2016	25,000	$36.7176(36)
Ray Dolby 2011 Trust B	2/11/2016	25,000	$36.7194(37)

Page 20 of 20 pages

(1) The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.

(2) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.08 per share.

(3) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.08 per share.

(4) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.08 per share.

(5) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.08 per share.

(6) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.02 per share.

(7) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.00 to $35.02 per share.

(8) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.595 to $35.98 per share.

(9) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.595 to $35.98 per share.

(10) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.58 to $35.945 per share.

(11) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.59 to $35.93 per share.

(12) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.40 to $35.97 per share.

(13) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.40 to $35.97 per share.

(14) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.40 to $35.91 per share.

(15) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.39 to $35.91 per share.

(16) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.26 to $35.67 per share.

(17) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.26 to $35.67 per share.

(18) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.245 to $35.70 per share.

(19) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.26 to $35.70 per share.

(20) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.84 to $36.65 per share.

(21) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.80 to $36.67 per share.

(22) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.80 to $36.67 per share.

(23) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.75 to $36.67 per share.

(24) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.53 to $37.29 per share.

(25) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.41 to $37.29 per share.

(26) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.52 to $37.29 per share.

(27) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.86 to $37.02 per share.

(28) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.86 to $36.27 per share.

(29) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $35.865 to $36.27 per share.

(30) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.00 to $36.995 per share.

(31) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $37.00 to $37.22 per share.

(32) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.00 to $36.995 per share.

(33) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $37.00 to $37.22 per share.

(34) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.95 to $37.80 per share.

(35) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.95 to $37.81 per share.

(36) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.12 to $37.01 per share.

(37) Reflects the weighted average sale price, for multiple trades executed at prices ranging from $36.12 to $37.01 per share.